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EXHIBIT 21.1

List of Subsidiaries of the Companies

Subsidiary	Jurisdiction
Simon Property Group, L.P.	Delaware
SPG Realty Consultants, L.P.	Delaware
The Retail Property Trust	Massachusetts
Simon Property Group (Illinois), L.P.	Illinois
Simon Property Group (Texas), L.P.	Texas
Shopping Center Associates	New York
DeBartolo Capital Partnership	Delaware
Simon Capital Limited Partnership	Delaware
SDG Macerich Properties, L.P.	Delaware
M.S. Management Associates, Inc.	Delaware
M.S. Management Associates (Indiana), Inc.	Indiana
DeBartolo Properties Management, Inc.	Ohio
Mayflower Realty LLC	Delaware
Rosewood Indemnity, Ltd.	Bermuda
Marigold Indemnity, Ltd.	Delaware
Simon Business Network, LLC	Delaware
Simon Brand Ventures, LLC	Delaware

              Omits names of subsidiaries which as of December 31, 2001 were not, in the aggregate, a "significant subsidiary".

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  EXHIBIT 21.1